May 4, 2007

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-0405

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated March 19, 2007, regarding
Uranium Star Corp.
Registration Statement on Form SB-2
Filed March 1, 2007
File No. 333-141001

Dear Ms. Parker:

This letter responds to the staff’s comments set forth in the March 19, 2007 letter regarding the above-referenced Registration Statement for Uranium Star Corporation filed March 1, 2007.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form SB-2 filed March 1, 2007

General

Staff Comment No. 1.

Please be advised that you must clear all comments to your Form 10-KSB prior to effectiveness of this Form SB-2.

Uranium Star’s Response:

All comments to the Form 10-KSB have been addressed, the Form 10-KSB has been re-filed and we have been advised that the Commission has no further comments with respect to that report.

Staff Comment No. 2.

Under “The Offering” on page 9, we note a number of transactions relating to warrants that are exercisable into the shares that you are registering for resale.  The transactions do not appear to be fully reflected in “Recent Sales of Unregistered Securities” on page II-1.  Please revise or advise.

Uranium Star’s Response:

We have revised the section “Recent Sales of Unregistered Securities” to include the warrant transactions that were inadvertantly omitted.

Calculation of Registration Fee

Staff Comment No. 3.

Please specify upon which subsections of Rule 457 you relied to calculate the registration fees.

Uranium Star’s Response:

The registration fee table has been revised to specify the subsections of Rule 457 relied upon in the calculation of fees.

Selling Shareholders, page 10

Staff Comment No. 4.

Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities, such as 0260838 B.C. Ltd. And AGF Precious Metals.  Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation of 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Public Available Telephone Interpretations.

Uranium Star’s Response:

The Selling Shareholder table has been updated to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by our selling securityholders that are entities.

Staff Comment No. 5.

We note the disclosure in footnote 28 of the selling shareholder table that “Mr. Smith is an affiliate of a CIBC Wood Gundy, a broker-dealer.  Mr. Smith has represented to us that he purchased the securities for investment purposes.”  Please revise to clarify whether Mr. Smith purchased the securities in the ordinary course of business and whether at the time of the purchase of the securities, Mr. Smith had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  We may have further comment.

Uranium Star’s Response:

We have revised the footnote relating to Mr. Smith to clarify that Mr. Smith purchased the securities in the ordinary course of business and that at the time of the purchase of the securities he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Management’s Discussion and Analysis, page 31

Staff Comment No. 6.

We note the statement that “[t]his report may contain ‘forward-looking’ statements within the meaning of Section 17A[sic] of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended.”  As a penny stock issuer, you are not entitled to rely on the safe harbor for forward looking statements under the Private Securities Litigation Reform Act.  Please remove the statement.

Uranium Star’s Response:

We have revised the forward-looking statements paragraph to remove the reference to the Private Securities Litigation Reform Act.

Exhibits, page II-5

Staff Comment No. 7.

Please file as an exhibit an opinion of counsel addressing the legality of the securities being offered.

Uranium Star’s Response:

The opinion of counsel is attached as Exhibit 5.1 to Amendment No. 1 to the Form SB-2.

Undertakings, page II-6

Staff Comment No. 8.

Please revise to include all the undertakings required by Item 512(g)(2) of Regulation S-B.

Uranium Star’s Response:

The undertakings have been revised to include all of the undertakings required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-7

Staff Comment No. 9.

Please provide the signature of the principal accounting officer or controller.

Uranium Star’s Response:

We have corrected the signature block to indicate that the Chief Financial Officer is both the principal financial and accounting officer.

Thank you for your review of the revised filing.  If you should have any questions regarding the Registration Statement or our response letter, please do not hesitate to contact me at (416) 364-7024 or you may contact either of our counsel:  Ms. Kimberley R. Anderson at (206)903-8803 or Mr. Joseph I. Emas at (305) 531-1174.

Sincerely,

Uranium Star Corp.

cc:

Kimberley R. Anderson

Joseph I. Emas

Denis Frawley